UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ELSTER GROUP SE

(Name of Subject Company)

ELSTER GROUP SE

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €1 per share

American Depositary Shares, each representing

one-fourth of one Ordinary Share

(Title of Class of Securities)

D24648 103
290348 101

(CUSIP Number of Class of Securities)

John D. Bluth

Elster Solutions, LLC

208 South Rogers Lane

Raleigh, NC 27610-2144

+1 (919) 212-4700

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

A. Peter Harwich	Thomas Preute
Allen & Overy LLP	Chief Legal Officer
1221 Avenue of the Americas	Elster Group SE
New York, New York 10020	Frankenstrasse 362
+1 (212) 610-6300	45133 Essen, Germany
+49 201 54 58 0

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Schedule 14D-9 contains the following documents relating to the proposed acquisition of Elster Group SE (the "Company") by Mintford AG, a stock corporation established under German law, registered in the commercial register of the local court of Düsseldorf, Germany, under HRB 65980 ("Bidder"), an indirect wholly-owned subsidiary of Melrose PLC, a public limited company incorporated under the laws of the United Kingdom and registered in England and Wales with registered number 4760364 ("Melrose"), pursuant to the Investment Agreement dated June 29, 2012, by and among the Company, Melrose, and Bidder:

1.	Form of Letter from the Company to Customers, dated July 2, 2012.

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1.	Letter from the Company to Customers dated July 2, 2012

Dear [CUSTOMER]:

You may be aware that Elster and Melrose PLC recently announced that we have reached agreement on acquisition terms, under which Melrose PLC plans to purchase all outstanding American Depository Shares (each ADS represents one-fourth of an ordinary share) and Shares of Elster. As a valued Elster customer, I want to assure you that while this transaction proceeds, our company will continue to operate as it ordinarily does.

The transaction is expected to close in the third quarter of this year, at which point Melrose may gain control over Elster. Melrose has a proven track record of strategically investing in the companies it acquires and enhancing their value.

Following the closing of the tender offer, Elster expects to continue operating as an independent business and there are no plans to change the existing Elster model. Melrose has expressed its support for our employees and the business management team.

I believe this is a positive move for Elster and our stakeholders. Melrose’s Chief Executive, Simon Peckham, commented that he believes Elster is an excellent fit with Melrose, and that we are a high quality business with strong end markets.

As the transaction proceeds, your service will continue uninterrupted and your Elster contact person will remain the same. We are always available to discuss your needs and jointly develop solutions that meet your requirements. As always, we are focused on ensuring that you continue to receive the same service level, delivery timing and product quality that you have come to expect from Elster.

If you are interested in reading more about the agreement, the press release is attached. You are welcome to contact me with any questions. Thank you for your business and we look forward to continuing our relationship.

Sincerely,

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Additional information

THIS COMMUNICATION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE TENDER OFFER FOR THE OUTSTANDING ORDINARY SHARES (SHARES) AND AMERICAN DEPOSITARY SHARES (ADSS) OF ELSTER DESCRIBED IN THIS COMMUNICATION (THE OFFER) HAS NOT COMMENCED. AT THE TIME THE OFFER IS COMMENCED, MELROSE AND MINTFORD AG, AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF MELROSE, WILL FILE A SCHEDULE TO TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE SEC), AND ELSTER WILL FILE A SCHEDULE 14D-9 SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER.

THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THOSE MATERIALS AND OTHER DOCUMENTS FILED BY MELROSE, MINTFORD AG OR ELSTER WITH THE SEC WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT WWW.SEC.GOV.

THE SCHEDULE 14D-9 SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS, WHEN THEY ARE FILED WITH THE SEC, MAY BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO ELSTER, ATTENTION: INVESTOR RELATIONS, 208 S. ROGERS LANE, RALEIGH, NC 27610, +1 919 250 5595. NO SECURITIES OF MELROSE HAVE BEEN OR WILL BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 AND NO SECURITIES OF MELROSE MAY BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THERE WILL BE NO PUBLIC OFFERING OF ANY SECURITIES OF MELROSE IN THE UNITED STATES.

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